SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: North Capital Funds Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	623 E. Fort Union Blvd., Suite 101
Salt Lake City, UT 84047

TELEPHONE NUMBER:	(888) 625-7768

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS :	THE CORPORATION TRUST COMPANY
Corporation Trust Center, 1209 Orange St.
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes	/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Salt Lake and State of Utah on this  19th      day of December 2018.

North Capital Funds Trust

/s/ James P. Dowd
By:	James P. Dowd
Sole Trustee

ATTEST:	/s/ Michael T. Weaver, Jr.

Name	Michael T. Weaver, Jr.

Title:	Secretary